

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 1, 2016

<u>Via E-mail</u>
Carlos Brito
Chief Executive Officer
Anheuser-Busch InBev SA/NV
Rue Royale 97, 4th Floor
1000 Brussels, Belgium

> **Re: Newbelco SA/NV**
> **Draft Registration Statement on Form F-4**
> **Submitted March 7, 2016**
> **CIK No. 0001668717**

Dear Mr. Brito:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We understand that you will be submitting a no-action and/or exemptive request letter for the Belgian Offer. We anticipate having further comments when we receive that letter.

The Transaction, page 17

2.   We note the discussion of the transaction beginning on page 17 and the Rule 2.7 Announcement attached as Annex A. Please include an explanation of all material steps of the transaction in this section and throughout your prospectus. For example, it is unclear in the summary section if SABMiller shareholders will hold SABMiller shares at the time of election and whether shareholders who elect the partial share alternative will retain a portion of their initial shares in Newbelco.

3.   We note that the partial share alternative is only available for approximately 41.6% of the outstanding SABMiller shares. In reference to the 41.6%, please quantify the percentage that the irrevocable undertakings from Altria Group and BEVCO account for. Additionally, please clarify if the scale back procedures treat Altria Group and BEVCO similarly to other shareholders. In this regard, please consider adding a risk factor addressing the scale back of the partial share alternative.

Background to the Transaction, page 80

4.   We note throughout this section you reference numerous meetings where you discussed the transaction. Please provide a summary of the material discussions that took place during these meetings. For example, on page 81 you reference numerous discussions from September 21, 2015 to September 30, 2015. In addition, we note the disclosure that AB InBev began its most recent consideration of acquiring SABMiller on September 8, 2015. Then you state the first contact between the two parties occurred on September 14, 2015. However, you then go on to state that in the weeks prior to the announcement on September 16, 2015 about the merger negotiations between representatives of AB InBev's controlling shareholder and representatives of SABMiller's main shareholders about a potential merger. Please discuss in greater detail the timing of these and any other communications between the parties.

Interests of SABMiller Directors and Management in the Transaction, page 90

5.   Please quantify, to the extent known, the interests of SABMiller officers and directors due to the vesting of the shares discussed in this section.

Principal Shareholders of Newbelco Following the Transaction, page 95

6.   Please provide additional disclosure regarding the impact on the share ownership of Altria and BEVCO in the event that other shareholders elect the partial share alternative.

Newbelco Board of Directors and Management upon Completion of the Transaction, page 97

7.   We note the disclosure in this section. Please advise us when you plan on making the determinations of the officers and directors and provide the disclosure required by Item 18(a)(7) of Form F-4 once known.

Certain Tax Consequences of the Transaction, page 104

8.   Please remove "certain" from the heading, as this section should discuss all material tax consequences. For guidance, see Section III.C.1 of Staff Legal Bulletin 19 (October 14, 2011), available at sec.gov.

9.   When you file the tax opinion, please also provide us with the AB InBev representation letter.

10.   We note the statement that "subject to certain exceptions" the exchange being registered will be treated as tax free. Please provide a more detailed discussion regarding these exceptions, the degree of uncertainty and risk factor disclosure as appropriate. For guidance, see Section III.C.4 of Staff Legal Bulletin 19.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SABMiller, page 122

11.   Please discuss current distribution arrangements which include the use of own distribution and third-party distribution networks and how these effect your results of operations.

Results of Operations

Net operating expenses, page 132

12.   It appears that there are several components included in net operating expense. Please revise your disclosure to discuss the significant fluctuation of the components, and quantify the impact, between periods. To the extent practicable, also quantify the translational effect of currency in net operating expenses.

EBITA, page 133

13.   We note you describe EBITA as a non-GAAP financial measure which comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller Group's share of associates' and joint ventures' operating profit. This measure appears to be calculated differently than EBIT and EBITA as defined in Exchange Act Release 47226. Please revise your disclosure to distinguish the title of this non-GAAP measure from "EBIT" or "EBITA" such as "Adjusted EBITA". Please refer to Question 103.1 in the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Liquidity and capital resources, page 160

14.   We note the table presented on page 165 for the contractual maturities of the SABMiller Group's interest-bearing liabilities has two columns for 3 – 4 years. Please clarify or revise accordingly.

<u>Contractual Obligations and Contingencies, page 170</u>

15.   It appears from your disclosure on page 171 that you have purchase commitments for raw materials and packaging materials. To the extent those purchase commitments met the criteria set forth at Item 5.F.2 of Form 20-F, please revise your contractual obligations tabular disclosure to include those purchase commitments.

<u>Annex A, page A-1</u>

16.   We note your statement that the excerpts from the Rule 2.7 Announcement "are not intended to provide you with any other factual information about AB InBev, SABMiller, or Newbelco." Please revise to remove any potential implication that the referenced excerpts do not constitute public disclosure under the federal securities laws.

<u>AB InBev's Current Report on Form 6-K Filed on December 21, 2015 Exhibit 99.3</u>

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>

<u>(a) Preliminary purchase consideration and allocation, page PF-13</u>

17.   Please revise your footnote (viii) on page PF-16 to describe how you estimated the fair value of the non-controlling interest of SABMiller.

        You may contact Steve Lo at (202) 551-3394 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                /s/ Pamela Howell
                                                for

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages, Apparel, and
                                                Mining

cc: George H. White
        Sullivan & Cromwell LLP